news release

ArcelorMittal buys 61.7 million call options on its own shares and sells 26.48 million treasury shares

Luxembourg, 14 December 2010 - Following the reopening of its share buy-back program as announced on 26 November 2010, ArcelorMittal acquired on 14 December 2010 euro-denominated call options on 61,728,395 of its own shares with a strike price of EUR 20.25 per share.

The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due 1 April 2014 (ISIN XS0420253212) and secondarily under the share-based employee incentive plans of the group.

On 14 December, ArcelorMittal sold 26.48 million treasury shares through an over-the-counter block trade for a price of EUR 26.4227 per share.

As a result of the transaction, ArcelorMittal strengthens its equity by EUR 699.67 million.